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July 21, 2005



Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


RE:    ARLINGTON HOSPITALITY, INC.
       FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
       FILED MARCH 31, 2005
       FILE NO. 0-15291

Dear Ms. Van Doorn:

We are pleased to provide the following responses to the follow-up staff comment letter dated July 7, 2005. For convenience of reference, our responses are organized using the same headings and numbers captions as your letter. Additionally, we have produced your comments in this letter and included our responses directly below each comment.

Note 12 - Sale of Hotels and Plan for Future Hotel Dispositions, page F-29:

1.     Staff Comment:

       We note your response to our previous comment number two. You state that you did not pay higher rent to PMC and in your previous response dated May 27, 2005 on comment two you state that the obligation to pay PMC the difference between the assigned value and the net sale proceeds was contingent since the Company had the option to pay higher rent rather than pay the Assigned Value shortfall and this contingency resulted in the leases to continue to be accounted for as operating leases. Please explain how this contingency was evaluated in determining whether or not the leases were capital or operating leases given you did not pay higher rent.



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       Response:

       The leases were evaluated upon the execution of the January 2001 Amendment to determine whether or not the leases would continue to be classified as operating leases, or as capital leases. This evaluation was done in accordance with the provisions of Statement of Financial Accounting Standard No. 13 ("SFAS 13").

       While a guarantee of any shortfall obligation (i.e., the difference between the original "Assigned Value" and the sale price, net of closing costs) upon the sale of a leased hotel would have resulted in capital lease treatment for most of the leases, there was an option built into the January 2001 Amendment that the Company could exercise. Under the terms of this amendment, the Company did not guarantee any shortfall obligation since it always had an option to pay a higher rent rate prospectively, for all of the leased hotels for the remaining lease term. If this option was elected by the Company, it would not incur a shortfall obligation.

       Since the shortfall obligation was not a definitive obligation of the Company at the time of the execution of the January 2001 Amendment (i.e., the shortfall obligation was contingent pursuant to the option of paying the higher rent rate), the estimated shortfall obligation, if any, was not included in the calculation of minimum lease payments, and the leases continued to be accounted for as operating leases. Although the Company never exercised the option of paying higher rent, versus incurring the shortfall obligation, the option existed (and therefore the contingency of the shortfall obligation existed) until the execution of the October 2004 Amendment.

       The October 2004 Amendment did not contain any such options or contingencies with respect to any shortfall obligations that would be incurred upon the sale of the leased hotels. Instead, the Company guaranteed any shortfall obligation, if any, upon the sale of each hotel by the landlord. As such, an estimate of the shortfall obligation guarantee, if any, was included in the calculation of minimum lease payments when the leases were evaluated again upon the execution of the October 2004 Amendment. As a result, 17 of the hotel leases were treated as capital leases effective October 1, 2004, in accordance with SFAS 13.


Note 14 - Commitments, Contingencies and Other Matters, page F-33:

2.     Staff Comment:

       We have reviewed the scheduled provided by you in response to our previous comment number three. Please explain to us when the deferred gain of $5.2 million will be recognized into income.



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       Response:

       The net unamortized deferred gain balance of $5.2 million as of September 30, 2004 was transferred as a reduction to the basis of the capital lease assets as of October 1, 2004. Consequently, what was the unamortized deferred gain balance will be removed from the Company's books as the related capital lease hotel assets are sold, as a component of the capital lease assets' net book value. When a capital lease hotel asset is sold by the landlord, a gain or loss will be recognized by the Company depending upon the net sale price and the net book value of the capital lease asset at the time of sale (as reduced by the transfer of the deferred gain balance as of October 1, 2004), in accordance with SFAS 13.

We appreciate the opportunity to respond to the staff's follow-up questions regarding our financial disclosures. The Company hopes that the information included above is responsive to the additional questions raised by the staff. Please contact our outside counsel, Kimberly Copp, at Shefsky & Froelich, Ltd. At 312-836-4068 or myself at 847-228-5400 ext. 361 with any additional questions or comments regarding our responses.


Sincerely,


/s/ James B. Dale


James B. Dale
Chief Financial Officer

cc:  Stephen Miller, Interim CEO

jbd:dam





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